Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of Blade Air Mobility, Inc. on Form S-1 of our report dated March 10, 2021, except for the effects of the restatement discussed in Note 2 as to which the date is May 6, 2021, which includes an explanatory paragraph as to Experience Investment Corp.’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Experience Investment Corp. as of December 31, 2020 and 2019, the related consolidated statements of operations, changes in stockholders’ equity and cash flows for the year ended December 31, 2020 and for the period from May 24, 2019 (inception) through December 31, 2019, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Houston, TX

May 28, 2021